Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

April 28, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Deborah O’Neal

Re:	The Lazard Funds, Inc. (Registration Nos.: 811-06312; 033-40682)
Proxy Statement on Schedule 14A

Ladies and Gentlemen:

On behalf of the above-referenced Fund, transmitted for filing as EDGAR correspondence are the Fund’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), provided to the undersigned by Ms. Deborah O’Neal of the Staff on April 21, 2020. The comments of the Staff relate to the Fund’s preliminary proxy statement on Schedule 14A and form of proxy (the “Preliminary Proxy Materials”) for a special meeting of shareholders of Lazard US Equity Focus Portfolio (the “Portfolio”) scheduled to be held virtually at 3:00 p.m., E.T., on Monday, June 29, 2020 (the “Special Meeting”). At the Special Meeting, shareholders of the Portfolio will be asked to consider and act upon a proposal to approve changing the Portfolio’s subclassification from a “diversified company” to a “non-diversified company” (as such terms are defined in the Investment Company Act of 1940, as amended).

On or about May 5, 2020, we plan to file with the Commission the definitive proxy materials and form of proxy (the “Definitive Proxy Materials”) relating to the Special Meeting. For the convenience of the Staff, the Staff’s comments have been restated below, and the Fund’s response is set out immediately following each comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Preliminary Proxy Materials. The Definitive Proxy Materials will be marked to show changes made primarily in response to comments of the Staff with respect to the Preliminary Proxy Materials.

General

1.	Staff Comment: Please confirm that all information required by Item 22 of Schedule 14A will be disclosed in the Definitive Proxy Materials.

Response: We confirm that all information required by Item 22 of Schedule 14A will be disclosed in the Definitive Proxy Materials.

Notice of Special Meeting of Shareholders and Proxy Statement

2.	Staff Comment: The second sentence of the third paragraph of the Notice of Special Meeting of Shareholders states: “to participate in the Special Meeting, shareholders must register in advance by submitting the required information (described below) to Broadridge Financial Solutions Inc.,

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Paris | São Paulo | Washington, DC

the Portfolio’s proxy tabulator…” This disclosure is also included in the Proxy Statement. Please clarify where this information is described below, as to inform shareholders how to attend the virtual Special Meeting, and give additional details as to the registration process to attend the Special Meeting.

Response: The disclosure in the Notice of Special Meeting of Shareholders and Proxy Statement will be revised as follows:

To participate in the Special Meeting, shareholders must register in advance by visiting https://viewproxy.com/LazardUSEquityFocusPortfolio/broadridgevsm/, and submitting the requested required information to Broadridge Financial Solutions Inc. (“Broadridge”), the Portfolio’s proxy tabulator.

Shareholders whose shares are registered directly with the Portfolio in the shareholder’s name will be asked to submit their name and control number found on the shareholder’s proxy card in order to register to participate in and vote at the Special Meeting. Shareholders whose shares are held by a broker, bank or other nominee must first obtain a “legal proxy” from the applicable nominee/record holder, who will then provide the shareholder with a newly-issued control number. We note that obtaining a legal proxy may take several days. Requests for registration should be received no later than 5:00 p.m., Eastern Time, on Friday, June 26, 2020, but in any event must be received by the scheduled time for commencement of the Special Meeting. Once shareholders have obtained a new control number, they must visit https://viewproxy.com/LazardUSEquityFocusPortfolio/broadridgevsm/ and submit their name and newly issued control number in order to register to participate in and vote at the Special Meeting.

After shareholders have submitted their registration information, they will receive an email from Broadridge that confirms that their registration request has been received and is under review by Broadridge. Once shareholders’ registration requests have been accepted, they will receive (i) an email containing an event link and dial-in information to attend the Special Meeting, and (ii) an email with a password to enter at the event link in order to access the Special Meeting. Shareholders may vote before or during the Special Meeting at proxyvote.com. Only shareholders of the Portfolio present virtually or by proxy will be able to vote, or otherwise exercise the powers of a shareholder, at the Special Meeting.

*     *     *     *     *

We hope the Staff finds that this letter and the revisions to the Definitive Proxy Materials are responsive to the Staff’s comments. Should members of the Staff have any questions or comments, they should call the undersigned at 212.969.3379 or Lisa Goldstein at 212.969.3381.

Very truly yours,

/s/ Kim Kaufman, Esq.

Kim Kaufman, Esq.

cc:	Lisa Goldstein, Esq.
2